Exhibit 2.6

CEMIG D — 7TH ISSUE OF PROMISSORY NOTES — SUMMARY

The Seventh issue of Commercial Promissory Notes, in a single series, for public distribution, with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2099.

Issue Date:	April 8, 2014

Maturity date:	April 3, 2015

Total amount:	R$ 1.2 billion

Restriction:	The Notes may be traded only in regulated securities markets and only after 90 days or more from the date of their subscription or acquisition by Qualified Investors.

Convertibility:	None.

Redemptions conditions and calculation:

The Notes may be redeemed 30 or more calendar days after the issue date, at the exclusive option of the Issuer, for the Nominal Unit Value plus the Remuneration up to the date of the early redemption, without payment of any premium.

Remuneratory Interest:	105% of the DI Rate, per annum (there is no monetary updating).

Payment of the Remuneratory Interest: On the maturity date.

Amortization:	In a single installment, on the Maturity Date.

Guarantee:	Surety guarantee by Companhia Energética de Minas Gerais — Cemig.

Early Maturity Events:

(i)                                decree of bankruptcy, dissolution and/or liquidation of the Issuer and/or the Guarantor, or application for judicial recovery or out-of-court reorganization or bankruptcy formulated by the Issuer and/or by the Guarantor, or any analogous event that characterizes a state of insolvency of the Issuer and/or the Guarantor, including an agreement with creditors, in accordance with the applicable legislation;

(ii)                             legitimate and reiterated protest proceedings on securities against the Issuer and/or the Guarantor, the unpaid value of which, individually or in aggregate, is more than fifty million Reais or its equivalent in other currencies, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer and/or the Guarantor, as applicable, or if cancelled or validly contested in court, in any event within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due;

(iii)                          early maturity of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50,000.000.00 or its equivalent in other currencies;

(iv)                         change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, without the prior consent of holders of Promissory Notes representing at least 75% of the Notes in circulation;

(v)                            absorption of the Issuer and/or of the Guarantor by another company, or split or merger of the Issuer and/or of the Guarantor, other than by order of a Court or by regulatory requirement, or, provided that it does not cause an alteration in the risk rating of the Issuer and/or the Guarantor on the Issue Date.

(vi) privatization of the Issuer and/or of the Guarantor;

(vii)                      termination, for any reason, of any concession contract held by the Issuer and /or by the Guarantor that represents an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity; or

(viii)                   unjustified default by the Issuer and/or by the Guarantor, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it is a party as borrower or guarantor, the value of which, individually or in aggregate, is greater than R$ 50 million or its equivalent in other currencies.

Conditions for alteration:	Any decision by the Meeting of Debenture Holders requires the approval of holders representing more than 50% of the Notes in Circulation, subject to the following specific quorums:

(i) Any alteration to the rules relating to Meetings requires the approval of holders representing at least 75% of the Notes in Circulation, and must be approved by the Issuer.

(ii) Any alterations sought by the Issuer relating to:
(a) the Remuneration of the Notes;
(b) the tenor of the Notes;
(c) the Guarantee; and/or
(d) early maturity events
must be approved, whether at the first or any subsequent convocation of the meeting of the holders of Notes, by holders representing at least 90% of the Notes in circulation.

Use of proceeds:

The net proceeds from the issue of the Notes will be allocated to payment of debts, and to realization of investments in works to expand, renew and improve the structure of the Issuer’s electricity distribution.